06050584

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# ~~FORM X-17A-5~~
# PART 111

| SEC FILE NUMBER |
|---|
| 8- 66048 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **08/01/05** (MM/DD/YY) AND ENDING **07/31/06** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Watermark Advisors, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**330 East Coffee Street**
(No. and Street)

**Greenville** (City) **SC** (State) **29601** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

**Rubio CPA, PC**
(Name – *if individual, state last, first, middle name*)

**2120 Powers Ferry Road, Suite 350** (Address) **Atlanta** (City) **Georgia** (State) **30339** (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Hagen H. Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Watermark Advisors, LLC, as

of July 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Hagen H. Rogers
Signature

Managing Director
Title

Melinda Sanders
Notary Public

My Commission Expires October 28, 2009

This report ** contains (check applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners" or Sole Proprietors" Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17z-5(e)(3).*

WATERMARK ADVISORS, LLC
FINANCIAL STATEMENTS AND SCHEDULE

**For the Year ended**
**July 31, 2006**
**With Independent Auditor's Report**

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT

To the Owner
of Watermark Advisors, LLC

We have audited the accompanying statement of financial condition of Watermark Advisors, LLC as of July 31, 2006 and the accompanying statements of operations, cash flows and member's equity for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Watermark Advisors, LLC as of July 31, 2006 and for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rubio CPA, PC

RUBIO CPA, PC

August 31, 2006
Atlanta, Georgia

**WATERMARK ADVISORS, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**July 31, 2006**

ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 232,464 |
| Property and equipment, at cost, less accumulated depreciation of $4,234 and $2,038 | 12,301 |
| Prepaid expenses | 2,040 |
| Total assets | $ 246,805 |

LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Liabilities: | |
| Accounts payable | $ 7,000 |
| Accrued commissions | 135,000 |
| Total liabilities | 142,000 |
| Member's equity | 104,805 |
| Total liabilities and member's equity | $ 246,805 |

The accompanying notes are an integral part of these financial statements.

**WATERMARK ADVISORS, LLC**
**STATEMENT OF OPERATIONS**
**For the Year Ended July 31, 2006**

| | |
|---|---|
| REVENUES | |
| Investment banking | $ 215,055 |
| Valuation services | 90,000 |
| Total revenue | 305,055 |
| EXPENSES: | |
| Commissions and compensation | 218,960 |
| Regulatory fees | 3,023 |
| Occupancy | 18,706 |
| Other operating expenses | 93,487 |
| Total expenses | 334,176 |
| NET LOSS | $ (29,121) |

The accompanying notes are an integral part of these financial statements.

**WATERMARK ADVISORS, LLC**
**STATEMENT OF MEMBER'S EQUITY**
**For the Year Ended July 31, 2006**

| | Paid In Capital | Retained Earnings | Total |
|---|---|---|---|
| Balance, July 31, 2005 | $ 99,847 | $ 12,473 | $ 112,320 |
| Net loss | | (29,121) | (29,121) |
| Capital contribution | 25,000 | | 25,000 |
| Distributions | | (3,394) | (3,394) |
| Balance, July 31, 2006 | $ 124,847 | $ (20,042) | $ 104,805 |

The accompanying notes are an integral part of these financial statements.

**WATERMARK ADVISORS, LLC**
**STATEMENT OF CASH FLOWS**
**For the Year Ended July 31, 2006**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Net loss | $ (29,121) |
| Adjustments to reconcile net loss to net cash provided by operating activities: | |
| Depreciation | 2,196 |
| Increase in prepaid expenses | (1,955) |
| Decrease in accounts payable | (2,518) |
| Increase in accrued commissions | 135,000 |
| Net cash provided by operating activities | 103,602 |
| CASH FLOWS FROM INVESTING ACTIVITIES: | |
| Purchase of property and equipment | (7,874) |
| Net cash used by investing activities | (7,874) |
| CASH FLOWS FROM FINANCING ACTIVITIES: | |
| Capital contributions | 25,000 |
| Distributions to owner | (3,394) |
| Net cash provided by financing activities | 21,606 |
| NET INCREASE IN CASH | 117,334 |
| CASH AND CASH EQUIVALENTS: | |
| Beginning of period | 115,130 |
| End of period | $ 232,464 |

The accompanying notes are an integral part of these financial statements.

**WATERMARK ADVISORS, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**July 31, 2006**

## NOTE 1 – NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Watermark Advisors, LLC was organized as a South Carolina Limited Liability Company in July 2002. The Company became an independent registered broker-dealer and a member of the National Association of Securities Dealers effective January 2004. The Company's business is to act as a broker in private placement transactions, mergers and acquisitions, and to provide valuation services.

The Company is wholly-owned by Watermark Holdings, Inc. ("Parent").

Income Taxes: The Company has elected to be a Limited Liability Company that is taxed as a Partnership under Internal Revenue Code regulations. Therefore, the income or losses of the Company flow through to and are taxable to its Parent. No liability for income taxes is reflected in the accompanying financial statements as the Parent has elected S corporation status and, as such, its income or losses flow through to its stockholder.

Estimates: The preparation of financial statements in accordance with generally accepted accounting principles requires the use of estimates in determining assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Cash and Cash Equivalents: The Company maintains its bank accounts at a high credit quality bank. Balances, at times may exceed federally insured limits.

The Company considers deposits with maturities of ninety-days or less to be cash and cash equivalents.

## NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At July 31, 2006, the Company had net capital of $90,464, which was $80,997 more than its required net capital of $9,467.

NOTE 3 – LEASES

The Company occupies office facilities leased under a short-term lease. Rent expense for the year ended July 31, 2006 was $17,558.

NOTE 4 – CONCENTRATION

Substantially all of the Company's investment banking revenue was earned from five customers.

NOTE 5 – RETIREMENT PLAN

Effective September 2005, the Company adopted a SIMPLE IRA plan covering substantially all employees. Expense under the agreement for the year ended July 31, 2006 is $3,605.

## WATERMARK ADVISORS, LLC

**Supplementary Information**
**Pursuant to Rule 17(a)-5 of the**
**Securities Exchange Act of 1934**

**July 31, 2006**

The accompanying schedule is prepared in accordance with the requirements and general format of FOCUS Form X-17 A-5.

WATERMARK ADVISORS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF THE SECURITIES
AND EXCHANGE COMMISSION
ACT OF 1934

July 31, 2006

| | |
|---|---|
| Net Capital | |
| Total member's equity qualified for net capital | $ 104,805 |
| Deduction for non-allowable assets: | |
| Prepaid expenses | (2,040) |
| Property and equipment | (12,301) |
| Net capital before haircuts | 90,464 |
| Less haircuts | - |
| Net capital | $ 90,464 |
| Minimum net capital required | $ 5,000 |
| Aggregate Indebtedness: | |
| Liabilities | $ 142,000 |
| Minimum net capital based on aggregate indebtedness | $ 9,467 |
| Ratio of aggregate indebtedness to net capital | 1.57 to 1.0 |
| Excess net capital | $ 80,997 |

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF JULY 31, 2006

There was no significant difference between net capital as reported in FOCUS, Part IIA, and the accompanying financial statements.

WATERMARK ADVISORS, LLC

## SCHEDULE II
## COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3
## JULY 31, 2006

The Company is not required to file the above schedules as it is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph K(2)i of the rule and does not hold customers' monies or securities.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2120 Powers Ferry Road
Suite 350
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 980-1077

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17a-5

To the Owner of
Watermark Advisors, LLC:

In planning and performing our audit of the financial statements of Watermark Advisors, LLC for the year ended July 31, 2006, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by Watermark Advisors, LLC that we considered relevant to the objective stated in Rule 17a-5(g). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedure for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company related to the following: (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, which we consider to be material weaknesses as defined above.

However, we noted that due to the size of the Company, duties surrounding cash receipts and disbursements have not been segregated to achieve segregation of duties over these functions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements for the year ended July 31, 2006 and this report does not effect our report thereon dated August 31, 2006.

In addition, no facts came to our attention indicating that the exemptive provision of Rule 15c3-3 had not been complied with during the year.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at July 31, 2006 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Security Dealers and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Rubio CPA, PC

August 31, 2006
Atlanta, Georgia

RUBIO CPA, PC